Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Harvest Operations Corp. (the "Corporation") 2100, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4

2.	Date of Material Change

March 15, 2013

3.	News Release

A news release disclosing the nature and substance of the change described in this material change report was issued on March 15, 2013 through the facilities of Marketwire.

4.	Summary of Material Change

On March 15, 2013, Harvest Operations Corp. announced that on April 15, 2013 (the “Redemption Date”) it will redeem the $330,458,000 principal amount of its 7.25% convertible unsecured subordinated debentures (the “2013 Debentures”) maturing September 30, 2013. The 2013 Debentures are listed for trading on the Toronto Stock Exchange under the trading symbol "HTE.DB.E"

5.	Full Description of Material Change

Upon redemption, Harvest will pay to the holders of 2013 Debentures the redemption price equal to the outstanding principal amount of the 2013 Debentures to be redeemed together with all accrued and unpaid interest thereon up to, but excluding the Redemption Date, for a total of $1,002.9794 per $1,000 principal amount of 2013 Debentures. The 2013 Debentures will cease to bear interest from and after the Redemption Date.

The redemption will be effected in accordance with the terms and definitions of the trust indenture and supplemental indenture governing the 2014 Debentures dated January 29, 2004 as supplemented on November 22, 2006.

Harvest expects that holders would no longer want to convert debentures as the conversion price of C$10 cash replaced the conversion into trust units. A holder who converts any Harvest debentures today will receive, in exchange for their converted debentures, a cash payment that is less than the principal amount converted. Holders of debentures are urged to consult their own financial advisors with respect to any conversion or other investment decisions in respect of their debentures.

Debenture holders who are not directly the registered holder of Harvest debentures should contact the financial institution, broker or other intermediary through which they hold their debentures to discuss the receipt of their redemption proceeds.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Grant Ukrainetz, Vice President & Treasurer of HOC, by telephone at (403) 265-1178.

9.	Date of Report

March 19, 2013.